
477000 mE
477500 mE
478000 mE
478500 mE
5361500 mN
5361000 mN
5360500 mN
5360000 mN
5359500 mN
Harmsworth Steady Basalt
Residual Gravity
Contour Intervals: 0.1 & 0.5 mgals
Survey noise level ~0.1 mgals
Harmsworth Steady Basalt
Felsic volcanics
Felsic volcanics
Harmsworth Steady Basalt
SIL-SER-Py alteration
Mafic volcanics and sediments
HW06-02
HW06-01
DDH HW95-1
Mafic volcanics
713ppm Cu, 257 ppm Pb, 5180 ppm Zn, 10.9 g/t Ag
Henry Waters area geochem anomaly (760 Cu, 540 Pb, 1720 Zn,10.1 g/t Ag)
1 DDH intersected altered felsics overlain by 35 m of metalliferous graphitic sediments with up to 0.67% Zn, 0.14% Ni, 12. g/t Ag
Mafic volcanics and sediments
Mafic volcanics
Altered graphitic sediments with anomalous Ba (1610 ppm) and P2O5 (1.52%).
Felsic volcanics
2.67 g/cc)
Residual (milligals)
DDH to test 800m conductor, elevated Zn (aggregate 0.17% Zn over 7.0m in 3 zones), elevated Ag and one sample with marked Na2O depletion.
Mafic volcanics
Felsic volcanics
LLH74-10
Residual Gravity
Henry Waters Grid
from preliminary report
for Crosshair Exploration and Mining
by Ken Robertson - 2005
Graphitic sediments
Felsic volcanics
Mafic volcanics
Felsic volcanics
Graphitic sediments
CROSSHAIR
EXPLORATION & MINING
Project: Victoria Lake
Henry Waters Residual Gravity
Proposed Drill Holes
Drawn: J.W. Pickett
NTS:
Scale: 1:10,000
DATUM NAD27
Date: Oct 2005